UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2013 (Report No. 3)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K of the registrant is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. ("Orckit" or the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

At the extraordinary general meeting of shareholders of the Company held on July 31, 2013, the shareholders approved all the proposals, which are described in more detail in the proxy statement of the Company that was submitted to the Securities and Exchange Commission with a Report on Form 6-K on June 26, 2013, as follows:

(1)
approval of an arrangement between the Company and its Series A note holders and Series B note holders and related matters (the "Arrangement"), including an amendment to the Company's articles of association; and

(2)	approval of a compensation policy for directors and officers, in accordance with the requirements of the Israeli Companies Law.

The Arrangement is subject to the satisfaction of the following material conditions:

-	the approval of the Tel Aviv Stock Exchange
-	a tax ruling from the Israeli Tax Authority
-	the approval of the District Court of Tel Aviv
-	the closing of the patent sale and investment transaction with Networks3 Inc.

The transaction with Networks3 is subject to the satisfaction of the following material conditions, on or prior to August 15, 2013:

-	the closing of the Arrangement
-	the approval of the Tel Aviv Stock Exchange of the listing of the Orckit shares to be issued to Networks3
-	the approval of the Israeli Office of the Chief Scientist on terms satisfactory to Networks3

There can be no assurance that all the conditions will be timely satisfied or that the foregoing transactions will be consummated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: July 31, 2013	By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer